

August 11, 2014

Via E-mail
Mr. Andrei Dubovskov
President and Chief Executive Officer
Mobile TeleSystems OJSC
4 Marksistskaya Street, Moscow 109147
Russian Federation

> **Re: Mobile TeleSystems OJSC**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 24, 2014**
> **File No. 001-15094**

Dear Mr. Dubovskov:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Note 2. Summary of Significant Accounting Policies and New Accounting Pronouncements

Customer incentives, page F-15

1.   Please confirm to us that your mobile devices are not exclusive to your network and can be used with other service providers. If not, please tell us how your accounting for the special incentive arrangements is appropriate under ASC 605-25.

2.   Please tell us if the free telecommunication services are transferable to a subsequent owner of the mobile device. In addition, tell us how you considered the ability to transfer or the ability not to transfer the free telecommunication services in determining your accounting for the special incentive arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at 202-551-3436 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director